As filed with the Securities and Exchange Commission on July 23, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

ANSWERTHINK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Shares of Common Stock Granted Under the

Answerthink, Inc. 1998 Stock Option and Incentive Plan

(Title of Class of Securities)

036916 10 4

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Frank A. Zomerfeld, Esq.

General Counsel

Answerthink, Inc.

1001 Brickell Bay Drive

Suite 3000

Miami, Florida 33131

(305) 375-8005

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

James E. Showen, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*

$8,293,832	$670.97**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 4,070,161 shares of common stock of Answerthink, Inc., representing all of the options that are eligible to participate in the offer as described herein, will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($8,293,832), multiplied by (b) $80.90 per $1,000,000 of the transaction value.
**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 to the Tender Offer Statement on Schedule TO originally filed by Answerthink, Inc. (the “Company”) with the Securities and Exchange Commission on June 12, 2003, is the final amendment relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock for restricted stock units of the Company. This Amendment No. 3 reports the results of the offer.

Item 4.	Terms of the Transaction.

The offer expired on July 14, 2003. We have accepted for cancellation options to purchase 3,826,561 shares of the Company’s common stock. We will issue 3,826,561 restricted stock units in exchange for the options surrendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Answerthink, Inc.

/s/ FRANK A. ZOMERFELD
Frank A. Zomerfeld General Counsel and Secretary

Date: July 23, 2003